UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32395
CONOCOPHILLIPS SAVINGS PLAN
(Full title of the Plan)
ConocoPhillips
(Name of issuer of securities)

600 North Dairy Ashford Houston, Texas (Address of principal executive office)	77079 (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.
(b) Exhibits
Exhibit 23 Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS
SAVINGS PLAN

/s/ F. M. Vallejo F. M. Vallejo
Plan Financial Administrator
June 16, 2010

Index To Financial Statements And Schedule	ConocoPhillips Savings Plan

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	23

Exhibit Index	27

Report of Independent Registered Public Accounting Firm
The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan
We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ERNST & YOUNG LLP
ERNST & YOUNG LLP
Houston, Texas
June 16, 2010

Statements of Net Assets Available for Benefits	ConocoPhillips Savings Plan

	Thousands of Dollars
	2009	2008

At December 31

Assets
Investments
Plan interest in Master Trusts:
Stable Value Fund	$1,913,133	$1,826,560
ConocoPhillips Stock Fund	2,255,554	2,118,459
DuPont Stock Fund	65,568	53,674
Leveraged Stock Fund	799,256	775,889
Loan 2 Suspense	273,984	373,385
Mutual funds	2,710,290	2,221,379
Vanguard Prime Money Market — Loan 2	109	117
Loans to Plan participants	96,042	89,234

Total assets	8,113,936	7,458,697

Liabilities
Securities acquisition loans	102,950	140,200
Management fee payable	—	31
Interest payable	145	259

Total liabilities	103,095	140,490

Net assets reflecting investments at fair value	8,010,841	7,318,207
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(50,805)	70,620

Net assets available for benefits	$7,960,036	$7,388,827

See Notes to Financial Statements.

Statement of Changes In Net Assets Available for Benefits	ConocoPhillips Savings Plan

Thousands
Year Ended December 31, 2009	of Dollars
Additions
Company contributions
Company matching – cash	$23,396
Basic allocation – stock	93,930
Active employee deposits	218,119
Rollovers	88,910

Total contributions	424,355

Investment income
Dividends and interest	94,119
Interest, participant loans	5,239
Plan interest in Master Trusts
Stable Value Fund	67,349
ConocoPhillips Stock Fund	76,060
DuPont Stock Fund	20,034
Net appreciation in fair value of investments	409,821

Total investment income	672,622

Other additions	590

Total additions	1,097,567

Deductions
Distributions to participants or their beneficiaries	539,918
Interest expense	2,134
Administrative expenses	732
Other deductions	144

Total deductions	542,928

Net increase before transfer of assets	554,639
Transfer of assets to Plan	16,570

Net Increase	571,209

Net assets available for benefits
Beginning of year	7,388,827

End of year	$7,960,036

See Notes to Financial Statements.

Notes To Financial Statements	ConocoPhillips Savings Plan
Note 1—Plan Description
The following description of the ConocoPhillips Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution, 401(k) profit sharing plan which includes a Thrift Feature and a Stock Savings Feature. The Vanguard Group, Inc. serves as recordkeeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan.
On September 30, 2009, the assets of the ConocoPhillips Store Savings Plan (CPSSP) were merged into the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
Generally, active employees of ConocoPhillips Company (Company or COP) and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan. Effective October 1, 2009, retail marketing outlet employees previously eligible for the CPSSP became eligible for the Plan.
Thrift Feature
An active employee may deposit between 1% and 30% of pay, as defined in the Plan document (Pay), on a before-tax basis, an after-tax basis, or a combination of both. The Company contributes $1 for each $1 deposited by the active employee participant up to 1.25% of Pay. Thrift assets are invested in a variety of investment funds; however, the DuPont Stock Fund and the Fidelity Low-Priced Stock Fund are closed to new investment elections. Investments in the Thrift Feature are participant-directed.
Active employees are eligible to make catch-up deposits to the Thrift Feature beginning in the year they attain age 50. The active employee is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Elections to make catch-up deposits remain in effect until changed or revoked by an active employee.
Stock Savings Feature (SSF)
An active employee may deposit 1% of Pay on a before-tax basis. SSF deposits are used to acquire shares of ConocoPhillips common stock (Company Stock) which are invested in the ConocoPhillips Stock Fund. Semiannually, unallocated shares of Company Stock are released for allocation to eligible employees based upon the provisions of the plan. Eligible participants in the SSF receive semiannual allocations of Company Stock as of June 30 and December 31 of each year based on the ratio of the eligible employee’s SSF deposits to all participant SSF deposits for the allocation. A supplemental allocation shall be made each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. The method for calculating a supplemental allocation is described in the Plan document; however, such an allocation is rare and was not required in 2009.
Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the Leveraged Stock Fund. Both the ConocoPhillips Stock Fund and the Leveraged Stock Fund are invested solely in Company Stock and have the same fair value per share. The cost basis per share is different as the ConocoPhillips Stock Fund has an average cost based on average purchase price, and the Leveraged Stock Fund has a fixed cost based on the acquisition loan cost per share. The ConocoPhillips Stock Fund contains shares of Company Stock purchased with active employee deposits, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of SSF allocations other than those purchased with the proceeds of acquisition loans. The Leveraged Stock Fund primarily contains shares of Company Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of SSF allocations. Participants may direct that their SSF deposits and Company allocations be exchanged from the ConocoPhillips Stock Fund and the Leveraged Stock Fund into other investment funds at any time.
The number of shares allocated on each semiannual allocation date is determined by the Plan document. In 2009, there were 7,924 shares allocated for each 100 eligible employees. Shares used for the semiannual allocation came from financed shares and shares held by ConocoPhillips in the Compensation and Benefits Trust (CBT). In 2009, the Company used the CBT to contribute 2,018,692 shares of stock to the Plan. The fair value of the CBT shares was approximately $94 million, and these shares were invested in the ConocoPhillips Stock Fund.
The Plan is required to retain and use eligible dividends on Company Stock to make payments on the loans it used to acquire Company Stock for the SSF. If the Company does not elect to make a special contribution and if eligible dividends to be allocated to participants’ accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used $26.8 million in dividends on allocated shares to make loan payments and allocated 597,267 shares in dividend replacement allocations to participants’ accounts in 2009. The fair value of the allocated dividend replacement shares was approximately $26.8 million, and these shares were invested in the Leveraged Stock Fund.
The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the semiannual allocation by contributing cash or by contributing Company Stock.
Participant Accounts
Each participant’s account is credited with the active employee deposits, Company contributions, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.

Vesting
Participants are immediately vested in all amounts credited to their accounts in all funds.
Voting Rights
As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. Active employee participants on the voting valuation date may direct the trustee to vote the non-directed and unallocated shares based on their proportionate share of total non-directed and unallocated shares.
Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.
Share Accounting Method for Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.
Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.
Installment Payments
A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.
Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.
Dividend Pass Through
A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund on a portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.
Forms of Payment
Generally, distributions from participant accounts invested in Company Stock and the DuPont Stock Fund can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.
Loans
Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.
Trust Agreements
The trust agreement with Vanguard provides for the administration of certain assets in the Plan.
Additionally, there are three master trust agreements:
The ConocoPhillips Stock Fund Master Trust Agreement provides for the administration of the ConocoPhillips Stock Fund. The trustee is Vanguard.
The Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts and short-term investments. The trustee is State Street Bank and Trust Company.
The DuPont Stock Fund Master Trust Agreement provides for the administration of the DuPont Stock Fund. The trustee is Vanguard.
Administration
The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company, collectively referred to as the Plan Administrators. Members of the Committee are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Vice President and Treasurer, and Manager Global Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.
Note 2—Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.
The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 8); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
New Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC) as the source of authoritative GAAP by the FASB for nongovernmental entities. The FASB ASC supersedes all non-SEC (Securities and Exchange Commission) accounting and reporting standards that existed at the FASB ASC’s effective date. The FASB uses Accounting Standards Updates to amend the FASB ASC. These standards were effective for interim and annual periods ending after September 15, 2009. There was no impact to the Plan’s financial statements in the adoption of these standards, except for updating the appropriate references to the guidance that was codified in these standards.
In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value when the volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that Are Not Orderly. This FSP was codified into FASB ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820) and provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. It also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2009, The FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ACS 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance (common collective trusts (CCTs)) based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 10 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. Specifically this guidance requires entities to disclose amounts and reasons for any significant transfers between Level 1 and Level 2 of the fair value hierarchy including reason for any transfers in or out of Level 3. Additionally, Level 3 reconciliations must be presented on a gross basis. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the additional disclosures required by the gross basis Level 3 reconciliation, which are effective for interim and annual reporting periods beginning after December 15, 2010. Plan management is currently evaluating the impact of adopting these requirements in the Plan’s future financial statements.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Note 3—Securities Acquisition Loans
The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 28,673,836 and 28,318,584 shares of Company Stock, respectively, utilizing the bank borrowings. The financed shares are held in a suspense account (currently Loan 2 Suspense) until allocated to eligible participants based on the provisions of the Plan.
Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.
Upon allocation to participants’ accounts, the Loan 2 shares are transferred to the Leveraged Stock Fund. The Plan released 1,245,996 Loan 2 suspense shares in 2009 for semiannual allocations to participants’ accounts. The fair value of the Loan 2 shares used in the semiannual allocations was approximately $58 million. At December 31, 2009 and 2008, the fair value of unallocated shares was $274 million and $373 million, respectively. See Note 6 for a list of other unallocated assets.
Loan 2 was refinanced on September 8, 2009, and extends to December 5, 2015. Loan 2 prepayments totaled $37.25 million in 2009. Due to loan prepayments, including $19.5 million during 2010, the first required payment is currently scheduled to be in 2014. The outstanding balance of Loan 2 was $103 million and $140 million at December 31, 2009 and 2008, respectively. The carrying value of Loan 2 approximates fair value as it provides for variable interest rates adjusted quarterly. The rates were 2.010% (LIBOR rate plus 1.750%) and 2.463% (LIBOR rate plus .275%) at December 31, 2009 and 2008, respectively.
Loan 2 is guaranteed by ConocoPhillips and ConocoPhillips Company and is being repaid through contributions made by the Company, dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends.
Under Loan 2, any participating bank in the syndicate of lenders may cease to participate on December 5, 2012, by giving not less than 180 days’ prior notice to the Plan and the Company. If the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than 90 days’ notice, each bank participating in Loan 2 has the optional right to terminate its participation in the loan. Under the above conditions, such banks’ rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips’ choice.
Note 4—Investments
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and short-term investments. The investment contracts are backed by fixed income instruments and units of CCTs. The short-term investment fund is valued at amortized cost, which approximates fair value. (See Note 10 on Master Trusts for more detail on the SVF including the fair value computation methodology.) Participant loans are valued at carrying value, which approximates fair value.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investments that comprised 5% or more of the fair value of net assets available for benefits for the years ended December 31, 2009 and 2008 are as follows:

	Thousands of Dollars
At December 31	2009	2008
Leveraged Stock Fund	$799,256	$775,889
Loan 2 Suspense*	273,984	373,385

*	Did not exceed 5% at December 31, 2009.
Net Appreciation
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Thousands
of Dollars
ConocoPhillips Common Stock	$(22,845)
Mutual funds	432,666

Net appreciation in fair value of investments	$409,821

Note 5—Fair Value Measurements
ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value. (See Note 10 for the fair value hierarchy for the master trust investments):

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$423,810	$—	$—	$423,810
Bond Funds	403,008	—	—	403,008
Domestic Stock Funds	1,290,928	—	—	1,290,928
International Stock Funds	334,671	—	—	334,671
Short Term Reserves	257,873	—	—	257,873

Total Mutual Funds	2,710,290	—	—	2,710,290

COP Specific Funds:
Leverage Stock Fund	799,256	—	—	799,256
Loan II Suspense	273,984			273,984
Vanguard Prime MM-Loan 2	109	—	—	109

Total COP Specific Funds	1,073,349	—	—	1,073,349

Participant Loans	—	—	96,042	96,042

Total investment assets at fair value	$3,783,639	$—	$96,042	$3,879,681

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Leveraged Stock Fund	$775,889	$—	$—	$775,889
Loan 2 Suspense	373,385	—	—	373,385
Mutual funds	2,221,379	—	—	2,221,379
Vanguard Prime MM-Loan 2	117	—	—	117
Loans to Plan participants	—	—	89,234	89,234

Total investment assets at fair value	$3,370,770	$—	$89,234	$3,460,004

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009:

Thousands of Dollars
Loans to Plan Participants
Balance, beginning of year	$89,234
Repayments, issuances, and settlements	6,708
Assets transferred in	100

Balance, end of year	$96,042

Note 6—Employee Stock Ownership Plan (ESOP)
All Company Stock held in the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund (COP Stock ESOP – Master Trust), Leveraged Stock Fund, Loan 2 Suspense shares and money market fund (Vanguard Prime Money Market – Loan 2, or Vanguard Prime MM Loan 2), and any released shares pending allocation. The Loan 2 Suspense shares and the related money market fund are the only non-participant-directed investments in the Plan, and the only assets in the Plan not allocated to participant accounts (unallocated assets).
Information about the net assets and the significant components of the changes in net assets relating to the ESOP portion of the Plan follows:

	Thousands of Dollars
	December 31, 2009			December 31, 2008
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Assets
COP Stock ESOP - Master Trust	$2,255,554	$—	$2,255,554	$2,118,459	$—	$2,118,459
Leveraged Stock	799,256	—	799,256	775,889	—	775,889
Loan 2 Suspense	—	273,984	273,984	—	373,385	373,385
Vanguard Prime MM Loan 2	—	109	109	—	117	117

Total assets	3,054,810	274,093	3,328,903	2,894,348	373,502	3,267,850

Liabilities
Securities loan	—	102,950	102,950	—	140,200	140,200
Interest payable	—	145	145	—	259	259

Total liabilities	—	103,095	103,095	—	140,459	140,459

Net assets available for benefits	$3,054,810	$170,998	$3,225,808	$2,894,348	$233,043	$3,127,391

Changes in net assets during the year ended December 31, 2009:

	Thousands of Dollars
	Allocated	Unallocated	Total
Company matching – cash	$8,967	$—	$8,967
Basic allocation — stock	93,930	—	93,930
Active employee deposits	95,773	—	95,773
Allocation of 1,245,996 shares of ConocoPhillips common stock, at fair value	57,947	—	57,947
Dividends and interest	26,793	12,694	39,487
Interest in Master Trust – COP Stock ESOP	76,060	—	76,060
Assets transferred-in	1,962	—	1,962
Other additions	93	—	93
Net depreciation in fair value of common stock	(8,188)	(14,657)	(22,845)

Total additions	353,337	(1,963)	351,374

Distributions	162,668	—	162,668
Allocation of 1,245,996 shares of ConocoPhillips common stock, at fair value	—	57,947	57,947
Interest expense	—	2,135	2,135
Administrative expense	624	—	624

Total deductions	163,292	60,082	223,374

Interfund and source transfers	(29,583)	—	(29,583)

Net increase (decrease)	160,462	(62,045)	98,417
Net assets available for benefits
Beginning of year	2,894,348	233,043	3,127,391

End of year	$3,054,810	$170,998	$3,225,808

Note 7—Tax Status
The Plan received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Note 8—Related-Party Transactions
A large portion of the Plan’s assets is invested in Company Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as related-party transactions. All of these types of transactions were exempt from the prohibited transaction rules.

Note 9—Plan Termination
In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination. The unallocated shares that had been acquired by the proceeds to Loan 2 would be allocated pursuant to applicable legal and contractual requirements.
Note 10—Master Trusts
Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the SVF, ConocoPhillips Stock Fund, and DuPont Stock Fund. These investment options provided by the Plan were also available to participants in the CPSSP through the date of its merger into the Plan. Each plan’s beneficial interest in the master trust funds is based on that plan’s proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis.
Stable Value Fund
The Plan’s share of SVF Master Trust net assets was 100% as of December 31, 2009, and 99.9% as of December 31, 2008.
The SVF consists of synthetic investment contracts (SYNs) and short-term investments. These short-term investments are invested in a fund that seeks to provide safety of principal and daily liquidity by investing in high quality money market instruments that include but are not limited to certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. In a SYN contract structure, the underlying investments are owned by the SVF Master Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Master Trust consist of CCTs, short-term investments, and U.S. Treasury notes. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.
Key factors influencing future interest crediting rates for a wrapper contract include:
•	the level of market interest rates

•	the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract
•	the investment returns generated by the fixed income investments that back the wrapper contract, and
•	the duration of the underlying investments backing the wrapper contract.
While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF’s realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”
The SVF values as of December 31, 2009, and December 31, 2008, were as follows:

	Thousands of Dollars
December 31	2009	2008
SVF, at fair value Short-term investments	$24,501	$33,298
SYNs:
CCTs	1,882,003	1,786,455
Short-term investments	378	156
U.S. Treasury notes	5,295	5,483
Wrapper contracts	956	2,828

Total assets	1,913,133	1,828,220
Total liabilities	—	—

Net assets reflecting investments at fair value	1,913,133	1,828,220

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(50,805)	70,685

Net assets	$1,862,328	$1,898,905

Ratio of year-end market value yield to investments, at fair value	3.183%	6.711%

Ratio of year-end crediting rate to investments, at fair value	4.123%	4.274%
The CCTs are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust in accordance with ASU 2009-12. These CCTs are designed to be high quality fixed income portfolios appropriate for a conservative, moderate duration investment option. The CCTs invest in fixed income securities including but not limited to government-issued securities, mortgages, corporate bonds, structured securities including but not limited to asset-backed securities and mortgage-backed securities, and other CCTs that invest in fixed income securities. The CCTs may invest in derivatives, including but not limited to futures, options, forwards, swaps and mortgage derivatives. While it is intended for participating plans to generally receive liquidity from these CCTs in one to three business days, there are both market conditions and withdrawal sizes (as determined by the Trustee of the CCTs) that may extend this period. Withdrawals from the CCTs may be made upon at least ten business days advance written notice to the Trustee or such lesser period to which the Trustee may agree. Any withdrawal shall be valued as of the close of business on the day of or the day next succeeding the expiration of the notice period (the “Valuation Date”) and shall be effected within sixty days following such Valuation Date or such other time as may be agreed to by the Trustee and the plan sponsor, provided that such withdrawal my be delayed if the Trustee determines that it cannot reasonably make such distribution on account of any order, directive or legal impediment by an official or agency of any government or any other cause reasonably beyond its control.
The short-term investment fund is valued at amortized cost, which approximates fair value. The U.S. Treasury notes are valued at market price plus accrued interest. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.
The significant components of the changes in net assets relating to the SVF are as follows:

Thousands
of Dollars
Year Ended December 31, 2009 Contributions	$75,868
Interest income (net)	67,390
Interfund transfers in	156,118
Distributions	(171,674)
Participant loans	(4,360)
Other additions	2
Other deductions	(43)
Interfund transfers out	(159,878)

Net decrease	(36,577)
Beginning of year	1,898,905

End of year	$1,862,328

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include, but are not limited to, termination of the Plan or Stable Value fund, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.
The following tables set forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common Collective Trusts:
Multi-Mgr A or Better Interm	$—	$18,448	$—	$18,448
Multi-Mgr Interm	—	678,381	—	678,381
Multi-Mgr Core Fixed Income	—	293,565	—	293,565
Short term bond	—	891,609	—	891,609

Total Common Collective Trusts	—	1,882,003	—	1,882,003

Short-term investments	—	$24,879	—	$24,879
U.S. Treasury notes	5,295	—	—	5,295
Wrapper contracts	—	—	956	956

Total SVF Master Trust investment assets at fair value	$5,295	$1,906,882	$956	$1,913,133

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Short-term investments	$—	$33,454	$—	$33,454
CCTs	—	1,786,455	—	1,786,455
U.S. Treasury notes	5,483	—	—	5,483
Wrapper contracts	—	—	2,828	2,828

Total SVF Master Trust investment assets at fair value	$5,483	$1,819,909	$2,828	$1,828,220

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the SVF Master Trust’s level 3 investment assets for the year ended December 31, 2009:

Thousands of Dollars
Wrapper contracts
Balance, beginning of year	$2,828
Unrealized losses	(1,872)

Balance, end of year	$956

ConocoPhillips Stock Fund
The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. The Plan’s share of ConocoPhillips Stock Fund Master Trust net assets was 100% as of December 31, 2009, and approximately 99.9% as of December 31, 2008.
The ConocoPhillips Stock Fund values as of December 31, 2009, and December 31, 2008, were as follows:

	Thousands of Dollars
At December 31	2009	2008
ConocoPhillips Stock Fund*	$2,255,554	$2,120,997

*	Amounts classified as Level 1 within the fair value hierarchy.
The significant components of the changes in net assets relating to the ConocoPhillips Stock Fund are as follows:

Thousands
ConocoPhillips Stock Fund	of Dollars
Year Ended December 31, 2009
Contributions	$128,231
Dividend income	83,166
Net depreciation in fair value of Company Stock	(7,394)
Interfund transfers in	259,598
Distributions	(117,582)
Participant loans	(24,834)
Other deductions	(385)
Interfund transfers out	(186,243)

Net increase	134,557
Beginning of year	2,120,997

End of year	$2,255,554

DuPont Stock Fund
The DuPont Stock Fund is comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. This option is closed to new investment elections. The Plan’s share of DuPont Stock Fund Master Trust net assets was 100% as of December 31, 2009, and approximately 99.9% as of December 31, 2008.
The DuPont Stock Fund values as of December 31, 2009, and December 31, 2008, were as follows:

	Thousands of Dollars
At December 31	2009	2008
DuPont Stock Fund*	$65,568	$53,706

*	Amounts classified as Level 1 within the fair value hierarchy.
The significant components of the changes in net assets relating to the DuPont Stock Fund are as follows:

Thousands
of Dollars
DuPont Stock Fund
Year Ended December 31, 2009
Dividend income	$3,337
Net appreciation in fair value of stock	16,707
Assets transfer in	23
Distributions	(3,001)
Participant loans	(64)
Other deductions	(11)
Interfund transfers out	(5,129)

Net increase	11,862
Beginning of year	53,706

End of year	$65,568

Note 11—Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2009 and 2008, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2009	2008
Net assets available for benefits as reported in the financial statements	$7,960,036	$7,388,827
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	50,805	(70,620)

Net assets available for benefits as reported in the Form 5500	$8,010,841	$7,318,207

The following is a reconciliation of net increase for the year ended December 31, 2009, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands
of Dollars
Year Ended December 31, 2009
Net increase as reported in the financial statements	$554,639
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2009	50,805
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2008	70,620

Net increase as reported in the Form 5500	$676,064

Transfer of assets to this Plan per the Form 5500	$16,570
Note 12—Subsequent Event
Effective January 1, 2010, in the Thrift Feature of the ConocoPhillips Savings Plan active employees may deposit between 1% and 75% of eligible pay on a before-tax basis, after-tax basis, Roth 401(k) basis, or any combination of the three. In the Stock Savings Feature of the ConocoPhillips Savings Plan active employees may deposit 1% of eligible pay on a before-tax basis, after-tax basis or Roth 401(k) basis.

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2009

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)			(e)
borrower, lessor	maturity date, rate of interest,	Historical			Current
or similar party	collateral, par or maturity value	Cost			Value
* ConocoPhillips	15,650,216 shares, Leveraged Stock Fund	$	*	*	$799,256

* ConocoPhillips	5,364,887 shares, Loan 2 Suspense		75,779		273,984

Fidelity Investments	2,260,319 units, Fidelity Low-Priced Stock Fund		*	*	72,195

Fidelity Investments	1,332,190 units, Fidelity Magellan Fund		*	*	85,686

PIMCO Funds	8,407,878 units, PIMCO Total Return Fund — Administrative Class		*	*	90,805

* The Vanguard Group	3,640,302 units, Vanguard 500 Index Signal Fund		*	*	308,734

	739,938 units, Vanguard Asset Allocation Fund		*	*	15,931

	2,190,796 units, Vanguard Balanced Index Signal Fund		*	*	41,954

	1,115,531 units, Vanguard Explorer Fund		*	*	63,920

	1,640,612 units, Vanguard Extended Market Index Signal Fund		*	*	46,068

	963,094 units, Vanguard Growth Index Signal Fund		*	*	24,366

	6,924,297 units, Vanguard Inflation-Protected Securities Fund		*	*	86,900

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022
At December 31, 2009

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)		(e)
borrower, lessor	maturity date, rate of interest,	Historical		Current
or similar party	collateral, par or maturity value	Cost		Value
*The Vanguard Group	5,945,426 units, Vanguard International Growth Fund	*	*	101,013

	4,230,824 units, Vanguard International Value Fund	*	*	129,506

	4,733,866 units, Vanguard Long-Term Treasury Fund	*	*	51,599

	3,578,881 units, Vanguard Mid-Cap Index Signal Fund	*	*	83,853

	2,126,953 units, Vanguard Morgan Growth Fund	*	*	32,478

	257,872,974 units, Vanguard Prime Money Market Fund	*	*	257,873

	3,951,956 units, Vanguard PRIMECAP Fund	*	*	234,865

	4,262,467 units, Vanguard Small-Cap Growth Index Fund	*	*	71,737

	4,244,390 units, Vanguard Small-Cap Value Index Fund	*	*	55,432

	16,782,992 units, Vanguard Total Bond Market Signal Index Fund	*	*	173,704

	7,227,832 units, Vanguard Total International Stock Index Fund	*	*	104,153

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022
At December 31, 2009

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)		(e)
borrower, lessor	maturity date, rate of interest,	Historical		Current
or similar party	collateral, par or maturity value	Cost		Value
*The Vanguard Group	2,341,740 units, Vanguard Total Stock Market Index Signal Fund	*	*	62,056

	1,435,804 units, Vanguard Value Index Signal Fund	*	*	27,826

	4,745,755 units, Vanguard Wellington Fund	*	*	136,915

	5,139,796 units, Vanguard Windsor II Fund	*	*	121,710

	788,817 units, Vanguard Target Retirement 2005	*	*	8,661

	3,661,184 units, Vanguard Target Retirement 2015	*	*	41,408

	3,490,665 units, Vanguard Target Retirement 2025	*	*	39,514

	1,092,047 units, Vanguard Target Retirement 2035	*	*	12,690

	485,409 units, Vanguard Target Retirement 2045	*	*	5,835

	871,090 units, Vanguard Target Retirement 2010	*	*	17,875

	2,819,377 units, Vanguard Target Retirement 2020	*	*	56,275

	960,972 units, Vanguard Target Retirement 2030	*	*	18,556

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022
At December 31, 2009

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)		(e)
borrower, lessor	maturity date, rate of interest,	Historical		Current
or similar party	collateral, par or maturity value	Cost		Value
*The Vanguard Group	167,374 units, Vanguard Target Retirement 2050	*	*	3,199

	1,736,217 units, Vanguard Target Retirement Income	*	*	18,387

	347,049 units, Vanguard Target Retirement 2040	*	*	6,611

* Participants	Loans to Plan participants, Interest rates ranging from 3.25% to 9.5%	—		96,042

* The Vanguard Group	Vanguard Prime Money Market — Loan 2	109		109

				$3,879,681

*	Party-in-interest

**	Historical cost information is not required for participant-directed investments.

Exhibit Index
ConocoPhillips Savings Plan
EIN 73-0400345, Plan 022

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm